Bricolage Dynamics

Regulation Crowdfunding

`01:19`

Goal: $75,000 - $250,000
Revenue-based Equity
Min. Investment: $100

Share Price: $0.2798
~357 shares per $100

Indicate Interest

(https://vicinitycapital.com/ioi-

bricolage/)

Coming Soon!

Start date: June 1, 2021
End date: October 19, 2021

Welcome! We are collecting indications of interest for our planned capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

Project Highlights

____

- Aims to reduce carbon emissions, keep trash out of landfills and create a local sustainable resource from resources previously considered waste
- Providing municipal glass recycling where previously unavailable
- Unique vertically integrated recycling removes waste and logistics cost of transporting glass to remote processing facilities
- Revenue generation on both glass pickup and sand sales

The Problem

____

Current recycling programs are unequipped to handle glass

The recycling industry has long been controlled by municipalities with little to no incentive to drive innovation. Most cities offer no form of glass recycling leading to glass waste that historically has been discarded en masse. The municipalities that do recycle typically collect all materials together in an unsanitary, expensive, and inefficient process known a the "single stream" method.

SINGLE STREAM RECYCLING



The single stream approach promotes high cross-contamination and requires added infrastructure such as:

- Recycling Sorting facilities
- Transportation
- Machinery
- Staff

This leads to increased recycling costs for cities and often, no glass recycling at all. The result is that across the US only 20% of municipal glass is recycled.

A practical holistic revamp for glass recycling is long overdue.

The Solution

Convert municipal glass back into locally-used, multi-purposed sand

Bricolage has created a unique, end-to-end process for turning glass back into a coveted and sustainable natural resource. This vertically integrated process simultaneously serves two markets:
- Local residents wanting to recycle their household glass
- Residential projects and commercial builders using sand

We Turn This   **Into this**

  

How it works:



Customers select their
subscription & pick up schedule



We collect the glass pickup

bags from their doorstep





We crush and sift the glass in our facility

Bag the finished sand for home or commercial use





Then sell the sand to local customers, closing the consumption loop

By collecting directly from household consumers, we:
✅ Limit contamination
✅ Avoid unnecessary sorting
✅ Save time & money

The finished product (sand) is re-used in the local community for:
- Construction concrete
- Roads & Asphalt
- Landscaping
- Substrate

The Team

Zebulon Parsons
Founder & CEO

Zeb holds an international business degree from Clemson and a MSc in Supply Chain Management with an emphasis in Supply Chain Sustainability, from UCD Smurfit in Dublin, one of the world's leading supply chain programs.
Zeb has 10 years of logistics and supply chain experience. From redesigning internal and external supply chains for small tech companies to managing and analyzing large multinationals Zeb has spent the last decade steeped in complex supply chain innovation.
The residential recycling problem, at its core, is a supply chain problem. Zeb is confident that Bricolage is the supply chain innovation needed to solve this international supply chain problem.

Fledge
Accelerator and first investment

Fledge is a global network of conscious company accelerators and seed funds that help entrepreneurs create impactful companies and co-ops at scale through short, intense programs filled with education, guidance, and a massive amount of mentorship.
Bricolage was was of the handful of companies invited to attend one of Fledge's intense, in-person, two-month programs. Fledge was the first outside funding for Bricolage and continues to be a network and resource for the growth and development of the company.

The Traction

Established proof of concept, scaling up operations and capacity

What started as a small pilot program two years ago has grown into a strong customer base with demand we can longer keep up with. We have been overwhelmed by the response and have added processing machinery to handle the growing number of customers and scale up operations.

Our progress by the numbers:


30,000
bottles prevented
from going to landfill
250+
households involved
97%
Participant
recycling rates
3x
The national average
15+
TONS
of sand created
instead of mined

The Opportunity

8 Million Tons of glass waste hits local landfills every year, costing US cities $440,000,000 annually

74% of glass is sand which is second only to water as the world's most used natural resource. Demand for sand sits at 50 billion tonnes per year, boasting a market that's projected to reach $10.5 B by 2024. While demand for sand steadily climbs, the availability continually declines.


8 Million
Tons of glass waste hits local
landfills every year
US
CITIES
COSTING
$440 Million
Market
projected
to reach
$10.5
Billion
BY 2024
74%
of glass is sand which is
second only to water
as the world's most used
natural resource
High Demand
Demand for sand sits at 50
billion tons per year

Investment Summary

Deal Terms

- This potential offering would be for **Revenue-based equity** in Bricolage Dynamics
- Minimum investment: **$100**
- Goal: **$75,000 - $250,000**
- Investors in this offering have **two options**: (1) investing directly in Bricolage Dynamics, Inc. (the C Corp) if investing $25,000 or more, or (2) investing in a Special Purpose Vehicle ("SPV") that invests in the C Corp if investing between $100 and $25,000. Please see the Subscription Agreements for further details.

Use of Funds

- **If we raise $75K, we'll use the funds to purchase equipment needed to increase capacity and support our waiting list of customers.**
- **If we raise over $75K we'll use the additional funds for other important equipment, operational personnel, and marketing.**

Financial Highlights

This info is provided by Bricolage Dynamics. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.

	2021 (Sep-Dec)	2022 (Annual)	2023 (Annual)	2024 (Annual)	2025 (Annual)
# Subscription Customers	300	1,000	3,000	4,000	7,000
Income Statement - Projections					
Pickup Service Revenue	$ 15,600	$ 156,000	$ 468,000	$ 624,000	$ 1,092,000
Total Sand Revenue	$ 1,380	$ 13,800	$ 41,400	$ 55,200	$ 96,600
Total Revenue	$ 16,980	$ 169,800	$ 509,400	$ 679,200	$ 1,188,600
Direct Costs	$ -	$ 18,228	$ 74,322	$ 128,120	$ 347,536
Gross Margin	$ 16,980	$ 151,572	$ 435,078	$ 551,080	$ 841,064
GP%		*89%*	*85%*	*81%*	*71%*
Operating Expenses:					
Personnel					
Owner Salary	$ 2,448	$ 24,480	$ 73,440	$ 100,000	$ 120,000
Operations Manager Salary	$ -	$ 45,000	$ 48,000	$ 48,000	$ 51,000
Facility Operator Wages	$ 198	$ 1,980	$ 5,940	$ 7,920	$ 13,860
General and Admin.					

Vicinity Capital

Warehouse	$	-	$	8,400	$	8,400	$	8,400	$	8,400
Advertising	$	3,000	$	10,000	$	30,000	$	30,000	$	40,000
Bank Charges and Fees	$	-	$	600	$	600	$	600	$	600
Vehicles	$	-	$	6,000	$	12,000	$	12,000	$	18,000
Interest Expense	$	-	$	1,200	$	1,200	$	1,200	$	1,200
Job Supplies	$	244	$	2,000	$	3,000	$	4,000	$	5,000
Professional Services	$	152	$	1,200	$	1,200	$	1,200	$	1,200
Insurance	$	200	$	3,000	$	3,000	$	3,000	$	3,000
Meal and Entertainment	$	400	$	1,200	$	1,200	$	1,200	$	1,200
Office Supplies	$	296	$	5,400	$	5,400	$	5,400	$	5,400
Other Expenses	$	1,236	$	4,308	$	4,308	$	4,308	$	4,308
Total Operating Expenses	$	8,174	$	114,768	$	197,688	$	227,228	$	273,168
Operating Profit/Loss	$	8,806	$	36,804	$	237,390	$	323,852	$	567,896
				22%		47%		48%		48%
Other Expenses:										
RegCF Investor Payments (3%)	$	509	$	5,094	$	15,282	$	20,376	$	35,658
Other Investor Payments (3%)	$	509	$	5,094	$	15,282	$	20,376	$	35,658

What is **Revenue-based equity?**
In revenue-based equity investing, the investor buys equity in the company, but the **company repurchases a portion of that equity** using a percentage of **"top-line" revenues**, returning a multiple on what they buy back (2x, for example).
The goal would be to provide a return on the equity bought back at the 2x multiple, while leaving some equity with the investors for any future upside.

Docs

Offering docs will be posted here when campaign is live   Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QnJpY29sYWdlIER5bmFtaWNz/kxtl290421070108.pdf)

Risks

Here are some of the risks associated with this investment:

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Key Personnel. The Project is highly dependent on Zebulon Parsons to oversee ongoing operations. His loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss.

Competition. Provision of glass recycling services may differ in various geographic areas. Some areas may have public recycling options, public/private partnerships, or private companies providing recycling services. Though there are no known direct competitors for glass recycling in Greenville, SC, new competitors may arise or may be present in other markets Bricolage chooses to enter.

Need for Additional Funding/Dilution. The project may need additional capital in excess of the $ 75,000 minimum target being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it may be pursued through other raises/sources, such as a separate exempt offering. Additionally, the issuer has contingency plans to proceed with expansion efforts to a lesser degree as long as the minimum target is achieved.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

This is not currently a live securities offering.

1. No money or other consideration is being solicited, and if sent in response, will not be accepted.

2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

3. A person's indication of interest involves no obligation or commitment of any kind.

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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.